September 1, 2006

VIA EDGAR SUBMISSION

Michael Moran

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Sharper Image Corporation Form 10-K for the fiscal year ended January 31, 2006, Filed May 1, 2006, File No. 0-15827 (“Form 10-K”)

Dear Mr. Moran:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 18, 2006 (the “Comment Letter”) regarding the above-referenced Form 10-K of Sharper Image Corporation (the “Company”) filed May 1, 2006.

FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2006

Note I – Commitments and Contingencies page 51

1.	We have read your response to our prior comment 7 of our letter dated May 31, 2006. We note that your response and prior disclosures indicate that there is a reasonable possibility that a material loss has been incurred. Paragraph 10 of SFAS 5 requires that you disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please revise your disclosures accordingly beginning with your next Form 10-Q.

As discussed by telephone on August 31, 2006, we will disclose in both the Legal Matters and the Commitments and Contingencies sections of our quarterly report on Form 10-Q for the quarter ended July 31, 2006 that no estimate of the possible loss or range of loss can currently be made and will update this disclosure as appropriate in our future reports.

We are grateful for your assistance in this matter. Please feel free to call me at (415) 445-6000 with any comments or questions with respect to the foregoing.

Very truly yours,

/s/ Jeffrey P Forgan
Jeffrey P Forgan
Chief Financial Officer

cc:	H. Christopher Owings
Securities and Exchange Commission

Tracy Y. Wan
Daniel W. Nelson
Sharper Image Corporation

Michael VanderKlugt
Charleen Avenell
Deloitte & Touche LLP

Bruce Dallas
Davis Polk & Wardwell